UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. )*

ZyVersa Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

98987D102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSONS (ENTITIES ONLY): INCON Co., Ltd. 000000000
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA, REPUBLIC OF
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,947,901 (includes 450,702 warrants)
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,947,901 (includes 450,702 warrants)
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,947,901 (includes 450,702 warrants)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.49%
12.	TYPE OF REPORTING PERSON* CO

*12.	Category	Symbol
	Broker Dealer	BD
	Bank	BK
	Insurance Company	IC
	Investment Company	IV
	Investment Adviser	IA
	Employee Benefit Plan, Pension Fund, or Endowment Fund	EP
	Parent Holding Company/Control Person	HC
	Savings Association	SA
	Church Plan	CP
	Corporation	CO
	Partnership	PN
	Individual	IN
	Other	OO

Item 1(a).

Name of Issuer

ZyVersa Therapeutics, Inc. (f/k/a Larkspur Health Acquisition Corp.)

Item 1(b).

Address of Issuer’s Principal Executive Offices

2200 N. Commerce Parkway, Suite 208, Weston, Florida 33326.

Item 2(a).

Name of Person Filing

INCON Co., Ltd.

Item 2(b).

Address of Principal Business Office, or, if None, Residence

4/F 16-17 LS-RO 91BEON-GIL, DONGAN-GU ANYANG, GYEONGGI, KOREA, REPUBLIC OF 14042

Item 2(c).

Citizenship

KOREA, REPUBLIC OF

Item 2(d).

Title of Class of Securities

Common Stock (par value $0.0001 per share) and Warrants

Item 2(e).

CUSIP Number

98987D102

Item 3.

If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable. This Schedule is being filed pursuant to Rule 13d-1(d).

☐ Broker or dealer registered under Section 15 of the Exchange Act;

☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

☐ Investment company registered under Section 8 of the Investment Company Act;

☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership

a.	Amount Beneficially Owned:
1,947,901 (includes 450,702 warrants)

b.	Percent of Class:
16.49%

c.	Number of shares as to which reporting person has:
	(i)	Sole Voting Power:	1,947,901(includes 450,702 warrants)
	(ii)	Sole voting power:	0
	(iii)	Sole dispositive power:	1,947,901 (includes 450,702 warrants)
	(iv)	Shared dispositive power:	0

Item 5.

Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.

Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.

Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.

Identification and Classification of Members of the Group

Not Applicable

Item 9.

Notice of Dissolution of Group

Not Applicable

Item 10.

Certification

This Schedule is being filed pursuant to 13d-1(d).

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2023
(DATE)

INCON Co., Ltd.

By:	/s/ Seung Ku Jeon
Name:	Seung Ku Jeon
Title:	Chief Financial Officer

/s/ Seung Ku Jeon
Seung Ku Jeon